COPPERTINO INC.

December 31, 2016

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

AND

FINANCIAL STATEMENTS

COPPERTINO Inc.

Table of Contents

Independent Accountants' Review Report	1
Balance Sheet	2
Statement of Income	3
Statement of Stockholder's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 - 12



KUSTOV & ASSOCIATES INC.
Certified Public Accountants

Tax, Audit, and Financial Reporting Services

info@kustovcpa.com, www.kustovcpa.com

490 Post Street, Ste. 526, San Francisco, CA 94102 Tel: (415) 399 - 9506, Cell: (415) 359 - 6266, Fax: (415) 520 - 0329

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Coppertino Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Coppertino, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2016, and the related statements of income and stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Kustov & Associates, Inc.
San Francisco, California
February 13, 2018

Coppertino Inc.
Balance Sheets

December 31, 2016

Assets

Current assets:

Cash and cash equivalents	$	26,931
Total current assets		26,931

Noncurrent Assets

Loan to stockholders	1,520
Deferred tax assets	346,560
Less: Valuation allowance	(346,560)
Total noncurrent assets	1,520

Property and Equipment:

Property and equipment, net	7,824
Total property and equipment	7,824

Intangible assets:

Intangible assets, net		62,208
Total intangbile assets		62,208
Total assets	$	98,483

Liabilities and Stockholders' Equity

Current Liabilities

Interest Payable	$	151,136
Current Convertible loans		815,100
Total current liabilities		966,236

Non-current Liabilities:

Noncurrent Convertible loans	29,940
Total current liabilities	29,940

Stockholders' equity :

Common stock 1.00 par value, 2,000 shares authorized; 1,600 shares issued and outstanding	1,520
Preferred stock no par value, 400 shares authorized; 400 shares issued and outstanding	200,000
Additional paid-in capital: Stock option	191,236
Retained earnings	(1,290,449)
Total stockholders' equity (deficit)	(897,692)

Total liabilities and stockholders' equity (deficit)	$	98,483

Coppertino Inc.
Statement of Income

For the Year Ended December 31, 2016

Revenues:

Revenue	$	229,975

Cost of sales:

Cost of sales	175,080

Gross profit	54,894

Selling, general, and administrative expenses:

Product development expense	76,420
Merchant Processing Fees	44,459
Professional Expense	35,284
Rent	25,151
Office and office related expenses	10,652
Advertising	9,258
Depreciation and amortization expense	7,393
Administrative expense	3,727
Travel and entertainment	2,419
Total selling, general, and administrative expenses	214,764

Other (income) expense:

Interest expense	70,375
Total other (income) expense	70,375
Loss before income taxes	(230,245)

Net loss	$	(230,245)

Coppertino Inc.
Statement of Stockholders' Equity

For the Year Ended December 31, 2016

	Preferred Stock		Common Stock		Additional Paid-in	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Capital		
Balance, January 1, 2016	400	$ 200,000	1,600	$ 1,520	$ 167,394	$ (1,060,204)	$ (691,289)
Stock-based compensation to employees and service providers			-		23,842		23,842
Net loss						(230,245)	(230,245)
Balance, December 31, 2016	400	$ 200,000	1600	$ 1,520	$ 191,236	$ (1,290,448)	$ (897,692)

Coppertino Inc.
Statement of Cash Flows

For the Year Ended December 31, 2016

Cash Flows from Operating Activities:

Net loss	$	(230,245)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation expense		23,842
Depreciation expense		7,393
Changes in assets and liabilities:		
Interest payable		70,375
Prepaid expenses		50,100
Net cash used in operating activities		(78,535)

Cash Flows from Financing Activities:

Change in convertible loans		30,000
Net cash provided by financing activities		30,000

Net Increase (Decrease) in Cash and Cash Equivalents		(48,535)
Cash and Cash Equivalents at:		
Beginning of period		75,466
End of period	$	26,931

Cash paid during the year for:

Tax		
Interest Expense		-

Note 1 – Description of Business

COPPERTINO INC. (the "Company") is a software company that creates applications for desktop and mobile devices. The main products are VOX Music Player for Mac and iPhone, and LOOP Cloud Storage. The Company's ultimate goal is to design a lightweight yet full-featured audio player that can play most popular audio file formats from various sources. The Company's application could be purchased through Apple Store or the Company's website.

The Company's team consists of the development, marketing, and support team. Each of the team is proficient in the corresponding area of expertise and is passionate about music. So the Company's motivation is not limited to making software but also raising the bar of music listening.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Company have been prepared using the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods presented. Estimates are used for, but not limited to, revenue reserves, valuation of receivables, accruals, and contingencies. Actual results could differ from those estimates.

Revenue and Cost Recognition

The Company's revenue is principally derived from the sale of its music player application and subscription fees for VOX Radio, LOOP for VOX, and VOX Premium.

The Company recognizes revenue when four basic criteria are met: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which the products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company considers a signed agreement, a binding insertion order or other similar documentation to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including transaction history and the creditworthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash.

Cost of sales mostly includes costs of receiving service from the contractors (development and support of the application) and server infrastructure.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods presented. Estimates are used for, but not limited to, depreciation, amortization, and contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents are valued at carrying amounts that approximate their fair value.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $2,500 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life.

Income Taxes

The Company follows the applicable provisions of FASB ASC 740, Income Taxes. The Company is a United States C corporation and files a federal tax return. Deferred taxes represent income taxes on income and expense included in the financial statements, which will not be reported as taxable income or expense until future periods. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the differences are expected to be recovered or settled.

Differences between tax and financial reporting include but not limited to the following:

a. Differences in the methods of recording depreciation: for tax reporting purposes, the Company utilizes accelerated methods of reporting depreciation and straight-line methods for financial reporting.

b. Differences in timing of the revenue recognition: for tax reporting purposes, the Company uses the accrual method whereas its financial statements are presented under the percentage-of-completion method.

Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized.

Uncertain Tax Positions

The Company adopted guidance issued by FASB with respect to accounting for uncertainty in income taxes as of December 31, 2016. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50 percent likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no effect on the Company's financial statements. Management estimated that no provision uncertainty in income taxes is necessary for the year ended December 31, 2016.

Accrued Liabilities for Compensated Absences

The Company does not have a compensation policy for unused vacations and sick days and does not make any reserves for vacations and sick days.

Concentration of Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

Leases

The Company leased an office under a cancellable operating lease. This lease can be cancelled without any fees by notifying the lessor three months before the termination. The lease term is from May 01, 2016 to May 01, 2017. The monthly rent is $2,100. There are no contingent rental payments. There are no purchase options. The renewal of the agreement is possible from the date of the last day of the current agreement. The terms of renewal are the same as the ones in the current agreement. There are no restrictions imposed by the lease agreement.

Note 3 – Loan to Stockholders

As of December 31, 2016, the Company has $1,520 in loan to stockholders. This is to record the money the Company should have received for issuing 300 shares of common stocks with par value $1 per share to Ivan Ablamskyi, 1,210 shares of common stocks to Vega Trading Limited and 10 shares of common stock to Engel Ventures. The balance at December 31, 2016 of $1,520 represents an interest-free receivable; no interest has been received since the inception of this loan.

Note 4 – Property and Equipment

As of December 31		2016
Machinery and equipment	$	13,041
Less accumulated depreciation		(5,216)
Net Balance	$	7,824

On December 31, 2014, the Company purchased machinery and equipment for a total of $13,041.

Depreciation expense for the year totals $2,608.

Note 5 – Intangible Assets

As of December 31		2016
Property Right of Software	$	71,778
Less accumulated amortization		(9,570)
Net Balance	$	62,208

The Company purchased the property right of software created by Alessio Nonni by granting him 30 shares of common stock options with an exercise price of $1 when the price per share of the stock was $2,394. The expense of the common stock options granted was calculated at the amount of $71,778. See Note 8 for more details about these common stock options. The Company capitalized and amortized this intangible asset on a straight-line basis over 15 years. Amortization expense for this year totals $4,785.

Note 6 – Convertible Loans and Interest Payable

From May 2014 to December 2016, the Company entered into note purchase agreements ("the Notes") with various investors, whereby the Company borrowed $845,100 (The total amount of proceeds from convertible loan received and recorded by the Company on its balance sheet is $845,040, which is lower than the total amount of $845,100 listed on the agreements by $60. This difference is due to $60 wire transfer fees deducted by the bank). Proceeds received by the Company are in consideration for convertible promissory notes issued to the investors. $815,100 of the convertible loans with maturity dates before December 31, 2017 are classified as current convertible loans. $29,940 of the convertible loans with maturity dates after December 31, 2017 are classified as noncurrent convertible loans. All the convertible loans, except the one from Alterplay Pty, accrue interest at the rate of 9% per annum throughout the term. The convertible loan from Alterplay Pty has zero interest on principal amount. As of December 31, 2016, the interest payable was accrued at the amount of $151,136. The start date, principal amount, interest rate, maturity date, conversion cap, number of shares, and conversion price on the convertible loan agreements are listed in the following table:

start date	Holder	Amount	Interest Rate	Maturity Date	Conversion Cap	Number of Shares*	Conversion Price
4/8/2014	AVentures Capital Investments Limited	$100,000	9.0%	10/8/2015	$3,000,000	122	$1,025.835
4/8/2014	Majgaard Ltd	$100,000	9.0%	10/8/2015	$3,000,000	122	$1,025.835
4/8/2014	TA Venture Holding Ltd	$50,000	9.0%	10/8/2015	$3,000,000	61	$1,025.835
11/25/2014	AVentures Capital Investments Limited	$150,000	9.0%	10/8/2015	$3,000,000	175	$1,025.835
1/14/2015	Majgaard Ltd	$100,000	9.0%	4/8/2016	$3,000,000	118	$1,025.835
2/2/2015	Secunda AG	$25,000	9.0%	7/31/2016	$3,250,000	27	$1,111.321
3/19/2015	Bevalue Capital Ltd	$240,000	9.0%	1/30/2017	$4,000,000	207	$1,367.780
7/3/2015	Alterplay Pty Ltd**	$50,100	0.0%	1/3/2017	$3,250,000	45	$1,111.321
8/4/2016	Anton Kosyriev	$15,000	9.0%	2/4/2018	$7,000,000	8	$1,914.892
12/12/2016	Anton Kosyriev	$15,000	9.0%	6/12/2018	$7,000,000	8	$1,914.892
TOTAL		$845,100				894	

Conversion

(a) **Automatic Conversion in a Qualified Financing.** Upon the closing of the first sale or series of sales of equity securities by the Company after the date hereof, which results in gross proceeds to the Company (inclusive of the amount represented by the Note) in the aggregate amount of at least $1,000,000.00 (a "Qualified Financing"), on the date of the closing of such Qualified Financing, the outstanding principal balance of this Note together with accrued interest thereon, shall automatically convert into the same securities issued in the Qualified Financing on the same terms and conditions applicable to the other investors participating in the Qualified Financing; provided, however, that the price per equity security applicable to the conversion of this Note (and other similar Notes) shall be equal to the lesser of (i) eighty percent (80%) of the price per security paid by the other investors participating in the Qualified Financing, or (ii) a price per share calculated at such time based on the amount of conversion cap for each investor.

(b) **Mechanics of Conversion.** As soon as practicable after conversion of this Note pursuant to (a) hereof, the Lender agrees to surrender this Note for conversion at the principal office of the Company at the time of such closing and agrees to execute all appropriate documentation necessary to effect such conversion, including, without limitation, the applicable stock purchase agreement. The Company, at its expense, will cause to be issued in the name of and delivered to the Lender, a certificate or certificates for the number of shares or other equity securities to which the Lender shall be entitled on such conversion (bearing such legends as may be required by applicable state and federal securities laws in the opinion of legal counsel for the Company), together with any other securities and property to which the Lender is entitled on such conversion under the terms of this Note. Such conversion shall be deemed to have been made immediately prior to the close of business on the applicable date set forth in (a) above, regardless of whether the Note has been surrendered on such date, provided that the Company shall not be required to issue a certificate for shares to the Lender if the Lender has not surrendered the Note. No fractional shares will be issued on conversion of this Note. If upon any conversion of this Note a fraction of a share results, the Company will pay the cash value of that fractional share.

Note 7 – Income Tax

The Company files income tax returns in the U.S. federal jurisdiction. As of December 31, 2016, the Company is no longer subject to U.S. federal income tax examinations by tax authority for the years prior to 2013.

As the Company has a net operating loss in 2016, there is no income tax recorded in 2016. As of December 31, 2016, the Company has a deferred tax asset in the amount of $346,560. The management have considered all the evidence, both positive and negative, that it is more likely than not that all the benefit from the NOL carryforwards will not be realized. In recognition of this risk, the management have provided a valuation allowance of $346,560 on the deferred tax assets relating to these NOL carryforwards.

See Note 2 - Summary of Significant Accounting Policies for the description of significant temporary differences that give rise to deferred tax assets and liabilities.

Note 8 – Equity Incentive Plan

In 2013, the Company adopted an equity incentive plan for the purpose of purchasing property rights of certain software, attracting and retaining qualified personnel.

The Company granted 30 shares of common stock option that are fully vested when granted and with an exercise price of $1 per share to Alessio Nonni, 30 shares of common stock options that are only exercisable in connection with a corporate transaction with an exercise price of $1 per share to Sergii Tkachenko, and 20 shares of common stock options with a two year vesting schedule with an exercise price of $0.0001 per share to GrowthUp+ Investments Limited.

Using the intrinsic value method, the fair value of 30 shares of stock options granted to Alessio Nonni was calculated by multiplying the number of shares by the difference between the strike price and the underlying stock's price. As these stock options were granted to purchase the property right of software, and the fair value calculated was $71,778, which is over the Company's threshold of expensing this item purchased, this item was capitalized and thus did not affect the income statement. The fair value of the other 50 stock options granted was calculated using the Black Sholes model. On the 2016 statement of income, the Company recorded a total of $23,842 in stock-based compensation expense. During 2016, options shares were as follows:

Number of options outstanding at the beginning of the year	80
Number of options outstanding at the end of the year	80
Number of options exercisable at the end of the year	80
Number of options granted during the year	0

In 2015, 10 vested options were exercised by option holders. In 2016, no vested options were exercised by option holders.

Note 9 – Legal Settlements and Contingencies

The Company does not have any unsettled litigation or claims as of December 31, 2016.

Note 10 – Subsequent Events

The Company evaluated subsequent events through the date of this review report, which is the date the financial statements were available to be issued. The Company did not have any subsequent events affecting the amounts reported in the financial statements for the year ended December 31, 2016.

Note 11 – Going Concern

In accordance with FASB ASU 2014-15, Going Concern topic, the Company evaluated its going concern condition from the date of this report, the date these financial statements were available to be issued, to one year from the date of this report. Management concluded that no substantial doubt about the entity's ability to continue as a going concern that required disclosure in such financial statements.

Note 12 – Recent Accounting Pronouncements

In January 2016, the FASB issued an accounting standard update, or ASU, which addresses certain aspects of recognition, measurement, presentation and disclosure of certain assets and liabilities in financial statements. This guidance will be effective in first quarter of fiscal year 2018 and early adoption is not permitted. The Company is currently evaluating the impact that this guidance will have on its financial statements.

In May 2014, the FASB issued an ASU that supersedes or replaces nearly all revenue recognition guidance. The new guidance establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time and will expand disclosures about revenue. Companies may use either a full retrospective or a modified retrospective approach to adopt this guidance. The Company is evaluating which transaction approach to use and its impact, if any, on its financial statements. This ASU is effective for the fiscal year beginning January 1, 2019, and early adoption is not permitted.